Exhibit 99.1

FIRST QUARTER 2023 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2023 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2023 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.2 Billion Down 22% YoY	Diluted EPS[1] $2.29 Down 19% YoY	Total PCL[2] $532 Million PCL on loans ratio[3] up 7 bps[4] QoQ	ROE[5] 12.6% Down from 17.3% last year	CET1 Ratio[6] 12.7% Well above regulatory requirements

Net Income excluding specified item[7] $4.3 Billion Up 4% YoY	Diluted EPS excluding specified item[7] $3.05 Up 7% YoY	Total ACL[8] $4.5 Billion ACL on loans ratio[9] up 3 bps QoQ	ROE excluding specified item[7] 16.8% Down from 17.3% last year	Leverage Ratio[10] 4.4% Unchanged QoQ

TORONTO, March 1, 2023 — Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $3.2 billion for the quarter ended January 31, 2023, down $881 million or 22% from the prior year. Diluted EPS was $2.29, down 19% over the same period. Excluding the specified item7 for the impact of the Canada Recovery Dividend (CRD) and other tax related adjustments, net income of $4.3 billion was up 4% from the prior year. Higher earnings in Personal & Commercial Banking, Capital Markets and Wealth Management were partly offset by lower results in Insurance.

Results this quarter also reflected higher provisions for credit losses, with a PCL on loans ratio of 25 bps, mainly attributable to provisions taken on performing loans in the current quarter, reflecting unfavourable changes in our macroeconomic and credit quality outlook, as compared to releases in the prior year. Higher provisions on impaired loans also contributed to the increase.

Pre-provision, pre-tax earnings7 of $5.9 billion were up $385 million or 7% from a year ago, mainly reflecting higher net interest income driven by higher interest rates and strong loan growth in Canadian Banking and Wealth Management. Higher Global Markets revenue in Capital Markets, reflecting strong client activity, also contributed to the increase. These factors were partially offset by higher expenses, largely due to higher salaries and variable and stock-based compensation, as well as ongoing technology investments and higher discretionary costs to support strong client-driven growth.

Compared to last quarter, net income was down 17%. Excluding the specified item7, net income was up 10% with higher results in Capital Markets and Wealth Management. These factors were partially offset by lower results in Insurance and Personal & Commercial Banking.

Return on equity was 12.6%, or 16.8% excluding the specified item7, reflecting strong organic capital generation. Our capital position remained robust, with a CET1 ratio of 12.7%, supporting strong volume growth and $1.8 billion in common share dividends. We also had a strong average Liquidity Coverage Ratio (LCR) of 130%.

“In a complex and uncertain world, RBC is relentlessly focused on bringing leadership, stability and advice to our clients and communities. As our first quarter results demonstrate, we are prudently managing risk while delivering strong revenue growth driven by our diversified business model. Looking ahead, RBC’s premium businesses, robust balance sheet and strategic advantages will allow us to continue transforming our bank for the future and creating value for our clients, communities and shareholders.”

– Dave McKay, RBC President and Chief Executive Officer

Q1 2023 Compared to Q1 2022	Reported: • Net income of $3,214 million • Diluted EPS of $2.29 • ROE of 12.6% • CET1 ratio of 12.7%	i 22% i 19% i 470 bps i 80 bps	Excluding specified item[7]: • Net income of $4,264 million • Diluted EPS of $3.05 • ROE of 16.8%	h 4% h 7% i 50 bps

Q1 2023 Compared to Q4 2022	• Net income of $3,214 million • Diluted EPS of $2.29 • ROE of 12.6% • CET1 ratio of 12.7%	i 17% i 16% i 300 bps h 10 bps	• Net income of $4,264 million • Diluted EPS of $3.05 • ROE of 16.8%	h 10% h 11% h 120 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.
6	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
7	This is a non-GAAP measure. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10	Leverage ratio is calculated using OSFI’s Leverage Requirements guideline.
11	When we say “we”, “us”, “our”, or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

Our business segment performance below reflects the realignment of certain reporting segments, announced on February 6, 2023 and effective November 1, 2022. For further information, refer to our Q1 2023 Report to Shareholders.

Personal & Commercial Banking

Net income of $2,126 million increased $152 million or 8% from a year ago, primarily attributable to higher net interest income, driven by improved spreads from an increase in interest rates and average volume growth of 9% in loans (including double-digit growth in business lending and credit cards of 15% and 13%, respectively) and 8% in deposits in Canadian Banking. This was partially offset by higher PCL and staff-related costs, lower average mutual fund balances driving lower distribution fees, as well as a higher effective tax rate reflecting the 1.5% increase in the Canadian corporate tax rate.

Compared to last quarter, net income decreased $13 million or 1%, primarily attributable to higher PCL, partially offset by higher net interest income reflecting higher spreads.

Wealth Management

Net income of $848 million increased $27 million or 3% from a year ago, mainly due to higher net interest income reflecting an increase in interest rates, which also drove higher revenue from sweep deposits. Higher transactional revenue also contributed to the increase. These factors were partially offset by lower average fee-based client assets largely driven by unfavourable market conditions, the impact of a legal provision release in U.S. Wealth Management (including City National) in the same quarter last year, higher PCL, as well as higher staff-related costs.

Compared to last quarter, net income increased $12 million or 1%, mainly due to an increase in transactional revenue, partially offset by higher staff-related costs mainly reflecting seasonally higher compensation.

Insurance

Net income of $148 million decreased $49 million or 25% from a year ago, primarily due to higher capital funding costs, partially offset by improved claims experience.

Compared to last quarter, net income decreased $120 million or 45%, primarily due to the impact of favourable annual actuarial assumption updates in the prior quarter.

Capital Markets

Net income of $1,223 million increased $101 million or 9% from a year ago, primarily driven by a lower effective tax rate reflecting changes in earnings mix and higher revenue in Global Markets, largely due to higher fixed income trading revenue reflecting increased client activity. These factors were partially offset by lower revenue in Corporate & Investment Banking, driven by a decline in debt and equity origination and lower loan syndication activity, as well as higher PCL.

Compared to last quarter, net income increased $510 million or 72%, largely driven by higher fixed income and equity trading revenue.

Capital, Liquidity and Credit Quality

Capital – As at January 31, 2023, our CET1 ratio was 12.7%, up 10 bps from last quarter, mainly reflecting net internal capital generation and a favourable impact from fair value OCI adjustments, partially offset by the impact of the CRD and other tax related adjustments and RWA growth (excluding FX).

Liquidity – For the quarter ended January 31, 2023, the average LCR was 130%, which translates into a surplus of approximately $88 billion, compared to 125% and a surplus of approximately $73 billion last quarter. LCR levels increased compared to the prior quarter mainly due to the issuance of term funding and increases in client deposits, partially offset by growth in wholesale loans.

The Net Stable Funding Ratio (NSFR) as at January 31, 2023 was 112%, which translates into a surplus of approximately $100 billion, compared to 112% and a surplus of approximately $95 billion last quarter. While NSFR remained flat compared to last quarter, the surplus increased mainly due to the issuance of term funding and increases in client deposits, partially offset by growth in wholesale loans.

Credit Quality

Q1 2023 vs. Q1 2022

Total PCL of $532 million increased $427 million from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking. Provisions taken in the current quarter as compared to releases in the prior year in Wealth Management and Capital Markets also contributed to the increase. The PCL on loans ratio of 25 bps increased 20 bps. The PCL on impaired loans ratio of 17 bps increased 8 bps.

PCL on performing loans was $173 million compared to $(80) million last year, reflecting unfavourable changes in our macroeconomic and credit quality outlook, primarily in Personal & Commercial Banking largely in our Canadian Banking retail portfolios.

PCL on impaired loans increased $177 million, largely reflecting higher provisions in our Canadian Banking retail portfolios. Provisions taken in the current quarter in Capital Markets, mainly in the telecom and media and consumer staples sectors, and higher provisions in U.S. Wealth Management (including City National), mainly in the other services and consumer discretionary sectors, also contributed to the increase.

Q1 2023 vs. Q4 2022

Total PCL increased $151 million from last quarter, due to higher provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio increased 7 bps. The PCL on impaired loans ratio increased 5 bps.

PCL on performing loans increased $47 million or 37%, largely attributable to higher provisions in Personal & Commercial Banking, as last quarter reflected the impact of releases of provisions in our Caribbean Banking portfolios driven by the recovery from the COVID-19 pandemic and model updates. This was partially offset by lower provisions in Wealth Management, primarily in U.S. Wealth Management (including City National), reflecting reduced impacts from unfavourable changes in our credit quality and macroeconomic outlook.

PCL on impaired loans increased $103 million or 41%, largely reflecting higher provisions in Capital Markets in a few sectors, including the telecom and media sector. Higher provisions in U.S. Wealth Management (including City National), largely in the other services and consumer discretionary sectors, and our Canadian Banking retail portfolios also contributed to the increase.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2023 with the corresponding periods in the prior year and the three months ended October 31, 2022. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as income (Q1 2023: $3,214 million; Q1 2022: $4,095 million) before income taxes (Q1 2023: $2,128 million; Q1 2022: $1,289 million) and PCL (Q1 2023: $532 million; Q1 2022: $105 million). We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle.

Results excluding specified item

We believe that providing results and certain measures excluding the specified item discussed below enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses. For the three months ended January 31, 2023, our results were impacted by the following specified item:

•	The impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the current quarter.

The following table provides our consolidated results as well as certain measures excluding the specified item. The results and measures excluding the specified item presented below are non-GAAP measures.

Consolidated results
	For the three months ended (1)
	January 31
	2023
		Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	The impact of the CRD and other related tax adjustments (2)	Excluding specified Item
Total revenue	$15,094	$-	$15,094
PCL	532	-	532
Non-interest expense	7,675	-	7,675
Income taxes	2,128	(1,050)	1,078
Net income	$3,214	$1,050	$4,264
Net income available to common shareholders	3,168	1,050	4,218
Average number of common shares (thousands)	1,382,754		1,382,754
Basic earnings per share (in dollars)	$2.29	$0.76	$3.05
Average number of diluted common shares (thousands)	1,384,536		1,384,536
Diluted earnings per share (in dollars)	$2.29	$0.76	$3.05
ROE (3)	12.6%	4.2%	16.8%

(1)	There were no specified items for the three months ended January 31, 2022 or October 31, 2022.
(2)	These amounts have been recognized in Corporate Support. Does not include $0.2 billion recognized in other comprehensive income.
(3)	ROE is based on actual balances of average common equity before rounding.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q1 2023 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, model, legal and regulatory environment, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2022 (the 2022 Annual Report) and the Risk management section of our Q1 2023 Report to Shareholders; including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology and cyber risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy, data and third party related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk section of our 2022 Annual Report and the Risk management section of our Q1 2023 Report to Shareholders.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2022 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2023 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2022 Annual Report and the Risk management section of our Q1 2023 Report to Shareholders. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2023 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for March 1, 2023 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 1409561#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from March 1, 2023 until May 24, 2023 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 9727174#).

Media Relations Contacts

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Christine Stewart, Director, Financial Communications, christine.stewart@rbc.com, 647-271-2821

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 97,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

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